IMMEDIATE RELEASE

Formula Systems Adjourns Extraordinary Shareholder Meeting For Approving Spin-off of Formula Vision Technologies (F.V.T.) Ltd. Shares

Herzliya, Israel – November 13, 2006 – Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, announced today that an Extraordinary General Meeting of its shareholders was held on Sunday, November 12, 2006, at 10 :00 a.m. Israel time, in order to approve the spin-off of the ordinary shares of Formula Vision Technologies (F.V.T.) Ltd. (“Formula Vision”), an Israeli corporation traded on the Tel Aviv Stock Exchange, by way of a dividend to the Company's shareholders.

During the meeting, certain shareholders indicated that they would vote in favor of the proposal if Dan Goldstein, a controlling shareholder of the Company and of Formula Vision, would guarantee the repayment of a portion of the debt owed by Formula Vision to the Company.

Since such proposal required clarification and further consideration of Mr. Goldstein and the shareholders, a majority of the shareholder present in person or by proxy at the meeting determined to adjourn the meeting until Sunday, November 19, 2006, at 12:00 a.m. Israel time. The adjourned meeting will be held at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel.

After considering the shareholders’ proposal, Mr. Goldstein has informed the Company that in the event the distribution of Formula Vision is consummated,  he undertakes to Formula Vision to assist it to repay at least the first US$25 million out of its current  debt to the Company, including providing Formula Vision with such financial support it may require to enable it to repay such US$25 million within 3 months following the consummation of the distribution of  Formula Vision shares; the above support shall not derogate from Formula Vision’s debt to the Company.

Shareholders are hereby referred to the Notice of Extraordinary General Meeting of Shareholders and Proxy dated October 5, 2006, filed by the Company on form 6-K and solicited by mail, telephone or otherwise, in which all reference to the meeting shall be deemed to be to the adjourned meeting. Shareholders of record on the share register of the Company and shareholders that hold their shares through a member of the Tel-Aviv Stock Exchange are referred to the written ballot dated November 13 2006, the form of which )together with the relevant instructions( may be obtained on the website of the Israeli Securities Authorities at: http://www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il, or directly from the Company.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902